

May 28, 2015

Via E-mail
Jeffrey T. Siegal
Vice President and Chief Financial Officer
Key Technology, Inc.
150 Avery Street
Walla Walla, Washington   99362

Re: Key Technology, Inc.
Form 10-K for the fiscal year ended September 30, 2014
Filed December 12, 2014
File No. 001-33919

Dear Mr. Siegal:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant